Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-222005) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813) of Royal Dutch Shell plc of our report dated March 9, 2016, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, which appears in this Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers CI LLP

PricewaterhouseCoopers CI LLP
Jersey, Channel Islands
March 14, 2018

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	E27